Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter 2018

BEIJING, CHINA, May 29, 2018 – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter 2018.

First Quarter 2018 Highlights

•	Net revenues increased 64% year over year to $435.1 million.

•	Net income attributable to Momo Inc. increased to $129.9 million in the first quarter of 2018 from $81.2 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 57% to $142.3 million in the first quarter of 2018 from $90.7 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.63, compared to $0.40 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.69, compared to $0.44 in the same period last year.

•	Monthly Active Users (“MAU”)[1] were 103.3 million in March 2018, compared to 85.2 million in March 2017.

•	Total paying users of our live video service and value-added service, without double counting the overlap, were 8.1 million for the first quarter of 2018, compared to 7.0 million for the first quarter of 2017.

“We had another strong quarter and a great start to the year 2018. I am glad to see that we have achieved outstanding results on all strategical priorities we outlined at the beginning of the year. Our community continued to grow in size and engagements despite the negative seasonality, thanks to the product and marketing initiatives we have been taking in recent quarters. The content ecosystem continues to improve, driving robust organic growth momentum for live streaming business. Strong topline performance, coupled with the operating leverage of our business model creates ample room for us to make significant investment for our future while maintaining a healthy profit margin.” Commented Yan Tang, Chairman and CEO of Momo. “We closed the acquisition of Tantan in May and together will be moving forward as a dominant player in China’s open social territory. Tantan has made remarkable progresses in user growth and monetization since the beginning of 2018. We believe Tantan has a great deal of potential to be unlocked and will be adding tremendous value to our ecosystem in the future.”

First Quarter 2018 Financial Results

Net revenues

Total net revenues were $435.1 million in the first quarter of 2018, an increase of 64% from $265.2 million in the first quarter of 2017.

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month. The active users on Hani, the Company’s stand-alone live video application, were not included in the MAU disclosed herein.

Live video service revenues continued its momentum and the total live video service revenues were $371.5 million in the first quarter of 2018, an increase of 74.8% from $212.6 million during the same period of 2017. The rapid growth in live video revenues was contributed by the increase in the quarterly paying users, which was 4.4 million for the first quarter of 2018, as well as, the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were $37.0 million in the first quarter of 2018, an increase of 62% from $22.9 million during the same period of 2017. The year over year increase was primarily driven by the increase in the number of paying users, and to a lesser extent, the increase in the average revenues per paying user per quarter with the result that we introduced more and more value-added services to our users to enrich communication experience among users. Total paying users of our value-added service were 5.1 million and 4.3 million for the first quarter of 2018 and 2017, respectively.

Mobile marketing revenues were $18.7 million in the first quarter of 2018, an increase of 5% from $17.9 million during the same period of 2017. The growth in mobile marketing revenues was driven by the increased demand from brand marketers.

Mobile games revenues were $6.6 million in the first quarter of 2018, a decrease of 43% from $11.6 million in the first quarter of 2017. The decrease in game revenues was mainly due to the decrease in the quarterly paying users.

Cost and expenses

Cost and expenses were $288.7 million in the first quarter of 2018, an increase of 65% from $175.1 million in the first quarter of 2017. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (c) an increase in marketing and promotional expenses to enhance our brand awareness, attract users and promote the live video service; (d) increased infrastructure related spending, such as short messaging service charges, bandwidth costs and server depreciation costs, driven by more functions introduced on Momo’s platform.

Non-GAAP cost and expenses (note 1) were $276.3 million in the first quarter of 2018, an increase of 67% from $165.6 million during the same period last year.

Income from operations

Income from operations was $147.5 million in the first quarter of 2018, compared to $91.0 million during the same period last year.

Non-GAAP income from operations (note 1) was $159.9 million in the first quarter of 2018, compared to $100.6 million during the same period last year.

Income tax expenses

Income tax expenses were $26.9 million in the first quarter of 2018, increased from $15.8 million in the first quarter of 2017. The increase was mainly because we generated higher profit in the first quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was $129.9 million in the first quarter of 2018, compared to $81.2 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $142.3 million in the first quarter of 2018, compared to $90.7 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.63 in the first quarter of 2018, compared to $0.40 in the first quarter of 2017.

Non-GAAP diluted net income per ADS (note 1) was $0.69 in the first quarter of 2018, compared to $0.44 in the first quarter of 2017.

Cash and cash flow

As of March 31, 2018, Momo’s cash, cash equivalents, term deposits and restricted cash totaled $969.4 million, compared to $1,059.6 million as of December 31, 2017. Net cash provided by operating activities in the first quarter of 2018 was $129.9 million, compared to $95.4 million for the same quarter of 2017.

Recent Development

Drawdown of Long-term Bank Loan

To facilitate the closing of our acquisition of 100% equity stake of Tantan Limited, as previously announced on February 23, 2018, we borrowed a bank loan facility from a domestic commercial bank in May 2018. Total amount of drawdown was US$300 million, with a fixed interest rate of 4.5% per annum and with a period of two years.

Business Outlook

For the second quarter of 2018, the Company expects total net revenues to be between $470.0 million and $485.0 million, representing a year-over-year increase of 51% to 55%. Our revenue guidance includes around $4.5 million revenue from Tantan for the month of June 2018 which we expect to consolidate in our financial statement of the second quarter of 2018. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, and such adjustment has no impact on income tax. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Wednesday, May 29, 2018 at 8: 00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on May 29, 2018).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, June 6, 2018. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 9188258

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the second quarter of 2018.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2018 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31
	2017	2018
Net revenues:
Live video service	212,577	371,496
Value-added service	22,867	36,991
Mobile marketing	17,889	18,709
Mobile games	11,561	6,647
Other services	344	1,286

Total net revenues	265,238	435,129
Cost and expenses:
Cost of revenues	(120,444)	(209,608)
Research and development	(8,559)	(17,533)
Sales and marketing	(33,997)	(44,342)
General and administrative	(12,100)	(17,231)

Total cost and expenses	(175,100)	(288,714)
Other operating income	905	1,087

Income from operations	91,043	147,502
Interest income	3,752	7,540

Income before income tax and share of income on equity method investments	94,795	155,042
Income tax expenses	(15,777)	(26,905)

Income before share of income on equity method investments	79,018	128,137
Share of income on equity method investments	2,183	1,279

Net income	81,201	129,416

Less: Net loss attributable to non-controlling interest	(7)	(468)

Net income attributable to Momo Inc.	81,208	129,884

Net income per share attributable to ordinary shareholders
Basic	0.21	0.33
Diluted	0.20	0.31
Weighted average shares used in calculating net income per ordinary share
Basic	389,835,182	399,002,678
Diluted	410,884,521	415,045,295

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended March 31
	2017	2018
Net income	81,201	129,416
Other comprehensive income, net of tax of $nil
Foreign currency translation adjustment	2,263	26,754

Comprehensive income	83,464	156,170
Less: comprehensive loss attributed to the non-controlling interest	(7)	(368)

Comprehensive income attributable to Momo Inc. shareholders	83,471	156,538

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31 2017	March 31 2018
Assets
Current assets
Cash and cash equivalents	685,827	320,488
Term deposits	373,794	578,938
Restricted cash	—	70,000
Accounts receivable, net of allowance for doubtful accounts of $90 and $93 as of December 31, 2017 and March 31, 2018, respectively	39,597	32,587
Prepaid expenses and other current assets	82,717	74,798
Amount due from related parties	5,143	6,518
Short-term investment	1,614	—

Total current assets	1,188,692	1,083,329
Property and equipment, net	39,762	45,005
Intangible assets	7,462	7,512
Rental deposits	2,651	2,697
Long term investments	44,337	50,436
Deferred tax assets, non-current	7,197	6,195
Other non-current assets	8,495	16,182
Goodwill	3,401	3,528
Prepaid acquisition consideration	—	229,823

Total assets	1,301,997	1,444,707

Liabilities and equity
Current liabilities
Accounts payable	74,535	82,535
Deferred revenue	64,865	61,926
Accrued expenses and other current liabilities	87,809	64,251
Amount due to related parties	5,804	5,800
Income tax payable	27,033	17,434

Total current liabilities	260,046	231,946
Deferred tax liabilities, non-current	1,866	1,878
Other non-current liabilities	2,305	4,170

Total liabilities	264,217	237,994
Shareholder’s equity (Note a)	1,037,780	1,206,713

Total liabilities and shareholder’s equity	1,301,997	1,444,707

Note a: As of March 31, 2018, the number of ordinary shares issued and outstanding was 402,129,737.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

( US dollars in thousands)

	Three months ended March 31
	2017	2018
Cash flows from operating activities:
Net income	81,201	129,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,122	4,954
Amortization of intangible assets	—	226
Share-based compensation	9,509	12,382
Share of income on equity method investment	(2,183)	(1,279)
Changes in operating assets and liabilities:
Accounts receivable	3,910	8,379
Prepaid expenses and other current assets	(4,575)	8,996
Amount due from related parties	(337)	(1,169)
Rental deposits	(1,169)	53
Deferred tax assets	73	1,254
Other non-current assets	(733)	(1,814)
Accounts payable	6,456	8,871
Income tax payable	9,797	(10,236)
Deferred revenue	(424)	(5,287)
Accrued expenses and other current liabilities	(8,932)	(26,618)
Amount due to related parties	(255)	(5)
Deferred tax liability	—	(56)
Other non-current liabilities	902	1,865

Net cash provided by operating activities	95,362	129,932
Cash flows from investing activities:
Purchase of property and equipment	(7,204)	(10,115)
Proceeds from disposal of property and equipment	4	1
Payment for long term investments	(1,515)	(630)
Prepayment of long term investments	—	(7,398)
Payment for acquired intangible assets	(578)	—
Prepaid consideration for business acquisition	—	(229,823)
Purchase of term deposits	(261,787)	(572,421)
Cash received on maturity of term deposits	304,607	375,092
Cash received from sales of short term investment	—	1,653

Net cash provided by (used in) investing activities	33,527	(443,641)
Cash flows from financing activities:
Proceeds from exercise of options	299	384
Deferred payment of purchase of property and equipment	(174)	(1,153)

Net cash provided by (used in) financing activities	125	(769)
Effect of exchange rate on cash and cash equivalents	2,121	19,139

Net increase (decrease) in cash, cash equivalent and restricted cash	131,135	(295,339)
Cash, cash equivalent, and restricted cash at beginning of period	257,564	685,827

Cash, cash equivalent, and restricted cash at end of period	388,699	390,488

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended March 31, 2017				Three months ended March 31, 2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(175,100)	9,509	(a)	(165,591)	(288,714)	12,382	(b)	(276,332)
Income from operations	91,043	9,509	(a)	100,552	147,502	12,382	(b)	159,884
Net income attributable to Momo Inc.	81,208	9,509	(a)	90,717	129,884	12,382	(b)	142,266

Notes:

(a)	Adjustments to exclude share-based compensation of $9,509 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $12,382 from the unaudited condensed consolidated statements.